Exhibit 99.44

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 33

HUDBAY ANNOUNCES MAJOR NEW COPPER-GOLD INTERSECTIONS AT LALOR

HudBay intersects 34.5 meters of 13.35 g/t Au and 5.33% Cu

Toronto, Ontario, September 22, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) today announced major new copper and gold drill hole intersections at its 100% owned Lalor deposit near its Snow Lake concentrator in the Flin Flon Greenstone Belt.

Recent drill holes intersected what is believed to be a new zone of significant copper-gold rich mineralization that is lower in the stratigraphy than the previously announced zinc rich Base Metal zone and Separate and Contact Gold zones. At Lalor, HudBay has now identified a zinc rich Base Metal zone, as described in a NI 43-101 technical report dated September 19, 2008, Separate and Contact Gold zones, and most recently a new Copper-Gold zone.

Recently, drill hole DUB263W02 intersected the new Copper-Gold zone, and assayed 13.35 g/t Au, 27.98 g/t Ag, 5.33% Cu and 0.35% Zn over 34.54 meters from 1253.08 to 1287.62 meters. (Please see attached table).

Notable results were also intersected in drill hole DUB252W01, which are believed to correlate with the new Copper-Gold zone and which assayed 12.54 g/t Au, 26.67 g/t Ag, 3.69% Cu, and 0.18% Zn over 9.12 meters from 1140.00 to 1149.12 meters and 8.08 g/t Au, 15.33 g/t Ag, 1.60 % Cu, and 0.12% Zn over 13.39 meters from 1176.00 to 1189.39 meters.

“The copper and gold intersection in hole DUB263W02 is among the best I have seen in nearly 40 years in the mining business and the new Copper-Gold zone may be very significant,” said Peter R. Jones, HudBay’s chief executive officer. “Excluding the new Copper-Gold zone, HudBay’s target is to reach three million contained ounces of gold. The Lalor project is our focus and we will continue to advance it to a production decision with the highest priority.”

HudBay also announced today that by early October 2009 it expects to release the following for the Lalor project:

•	An updated NI 43-101 compliant resource estimate for the zinc rich Base Metal zone for use in the Lalor feasibility study;

•	A new NI 43-101 compliant conceptual estimate of potential tonnes and grade for the Separate and Contact Gold zones;

•	Additional drill hole assay information concerning the Separate and Contact Gold zones;

•	The access method to the Lalor deposit, either by dual shafts, or a single shaft and ramp from HudBay’s Chisel North mine, which is three kilometers from the deposit; and

•	Conceptual project design parameters, including construction and production timelines, and capital costs.

“Since 2007, and especially this past year, considerable effort has been invested to advance the Lalor project. We have committed to high standards of transparency to our investors and are pleased to now be sharing these extraordinary results and our plans with them,” said Mr. Jones. “In addition, we expect to immediately commit to a pre-feasibility study and consideration of an early access to the deposit.”

HudBay Minerals Inc.	Suite 2501 – 1 Adelaide Street East Toronto, Ontario M5C 2V9 Tel: 416-362-0615 www.hudbayminerals.com

HudBay announced the Lalor discovery in March 2007 and subsequently announced an Indicated Resource of 3.4MT 1.9 g/t Au, 20.5 g/t Ag, 0.71% Cu, 8.82% Zn, and an Inferred Resource of 13.2MT 2.9 g/t Au, 34.1 g/t Ag, 0.70% Cu, 8.19% Zn (for further details please see HudBay’s NI 43-101 technical report dated September 19, 2008). In January 2009, HudBay reported the discovery of a new gold zone with the potential to have principal credits derived from gold mining.

Since the last press release on Lalor dated May 5, 2009, the ongoing exploration program at Lalor has focused on extension of the Separate and Contact Gold zones as well as improving the knowledge of their continuity.

Five drills continue to operate at Lalor, with two exploring the extensions to the Separate and Contact Gold zones and the newly discovered Copper-Gold zone. Two other drills are focused on close spaced drilling within the Separate and Contact Gold zones to further confirm gold mineralization continuity and one drill is collecting metallurgical samples.

HOLE	From	To	Core Length meters(1)	Estimated Vertical thickness meters(2)	East meters	North meters	Depth meters	Au g/t	Ag g/t	Cu%	Zn%
DUB252W01	1140.00	1149.12	9.12	9.58	2110	5604	-1128	12.54	26.67	3.69	0.18
and
DUB252W01	1176.00	1189.39	13.39	14.06	2102	5607	-1166	8.08	15.33	1.60	0.12
DUB263W02	1253.08	1287.62	34.54	36.95	2271	5762	-1253	13.35	27.98	5.33	0.35
includes
DUB263W02	1256.03	1265.84	9.81	10.50	2273	5762	-1244	20.48	53.86	10.26	0.65
DUB263W02	1265.22	1265.84	0.62	0.66	2272	5762	-1249	125.49	110.09	9.50	0.83
and
DUB263W02	1276.19	1279.61	3.42	3.65	2271	5762	-1260	63.86	89.96	13.48	0.93
DUB263W02	1276.19	1277.19	1.00	1.07	2271	5762	-1259	178.97	90.82	12.20	0.84

(1)	Intersection assays are a composite of assays calculated from interval weighted assays over the intersection length.
(2)	Vertical thickness is estimated using the local dip of the zone and the orientation of the drill hole and is provided for projecting to a plan map.

COLLAR LOCATIONS

Hole	Core Size	Grid East meters	Grid North meters	Grid Elevation meters	Length meters	Grid Direction[5]	Azimuth[4]	Dip
DUB252[1]	NQ	2169	5695	0	1227	123	080	-80.0
DUB252W01	NQ	2169	5965	0	1260	123	080	-80.0
DUB263[2]	NQ	2149	5695	0	1395	083	040	-75.0
DUB263W01[3]	NQ	2149	5791	0	1476	083	040	-75.0
DUB263W02	NQ	2149	5791	0	1422	083	040	-75.0

(1) & (2)	Dub 263 and Dub 252 (stem holes) have assays pending
(3)	Dub 263W01 and Dub 252W01 (wedges) have assays pending
(4)	“Azimuth” degrees from True North
(5)	Degrees from Grid North, which is 317 degrees from True North

ABOUT LALOR

The Lalor deposit is located in the Chisel basin portion of the Flin Flon Greenstone Belt and is believed to be the largest VMS deposit found in this region to date.

•	Zinc rich base metal mineralization occurs in six separate stacked lenses of zinc rich polymetallic near solid to solid sulphide mineralization approximately 570 meters to 1,170 meters below surface.

•

Contact Gold zone: Low sulphide precious metal intersections associated with chalcopyrite and galena occur in zones in contact with the near solid sulphide mineralization. These intersections are generally high in gold and silver and are located in the immediate hanging wall or footwall or displaced several meters away from the near solid sulphide zinc rich mineralization.

•

Separate Gold zone: Low sulphide precious metal intersections associated with minor chalcopyrite and minor galena. These intersections are generally significantly removed from the near solid sulphide lenses and do not appear to have any association with them; however they merge, overlap and cut through them, particularly with Zone 20.

•	Copper-Gold zone: Disseminated to near solid chalcopyrite with lesser pyrrhotite and minor pyrite, sphalerite and galena located approximately 100 meters below the Separate Gold zones.

For more details please refer to the NI 43-101 compliant technical report for Lalor dated September 19, 2008 and the May 5, 2009 press release entitled “HudBay’s Lalor exploration yields more precious metals intersections.”

The Lalor deposit is approximately 15 kilometers from HudBay’s concentrator in Snow Lake, Manitoba, an area that is a significant past producer of gold. The ongoing evaluation and exploration of the Lalor deposit is a primary focus for the company, as the Lalor deposit could be of significant financial benefit to HudBay and support substantial long term activity in the Snow Lake area.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

QUALITY ASSURANCE AND QUALITY CONTROL

Exploration core drilling was NQ size. The core was logged and mineralized intersections were marked for sampling and assaying by geologists and geotechnicians employed by HudBay’s Hudson Bay Exploration and Development Company Limited (HBED) subsidiary. The marked intersections or intervals were sawn in half by a diamond saw and one half of the core was placed in plastic bags and tagged with unique sample numbers, while the second half was returned to the core box and stored. Each bagged core sample was transported to HudBay’s

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News Release 2009 – No. 33: HudBay announces major new copper-gold intersections at Lalor

Hudson Bay Mining and Smelting Co., Limited subsidiary’s assay laboratory in Flin Flon, Manitoba where it was dried, crushed and pulverized and a 250-gram sample was prepared for assaying. From each 250 gram sample 0.25 grams was removed and leached in aqua regia and analyzed by ICP-AES for Ag, Cu, Zn, As, Pb, Ni and Fe. Also from the 250-gram sample, 30 grams was removed for gold determination by fire assaying with an Atomic Absorption or gravimetric finish.

Assaying integrity is monitored internally with a quality control program, which includes the use of assay sample standards, blanks, duplicates and repeats and externally through national and international programs. In addition, within each group of 20 core samples, one core sample has a second 250 gram split collected that will be check assayed at Acme Analytical Laboratories Ltd., an independent company in Vancouver, B.C. This news release provides core lengths and estimates of vertical thickness only. True widths are not provided. Where metal assays are provided for intersections they are either a single assay of a sample of the entire intersection length or a composite of assays calculated from interval weighted assays over the intersection length.

QUALIFIED PERSON

The data herein and the contents of this news release have been reviewed by Kelly Gilmore, B.Sc. P. Geo., Chief Exploration Geologist with HBED, who is a Qualified Person within the meaning of NI 43-101, with the ability and authority to verify the authenticity and validity of the data.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s interpretation of exploration results at Lalor, mineral resource estimates and potential plans for Lalor as well as HudBay’s exploration and development plans and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2008 for HudBay Minerals Inc. available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

(HBM-G)

For further information contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

Website: www.hudbayminerals.com

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News Release 2009 – No. 33: HudBay announces major new copper-gold intersections at Lalor